MONTHLY REPORT - FEBRUARY 2009
                              Global Macro Trust
           The net asset value of each unit as of February 28, 2009
               was $1,398.47, up 2.10% from $1,369.70 per unit
                            as of January 31, 2009.

                                      Managing          Unit
                                       Owner           Holders         Total
Net Asset Value (754,508.610       $ 11,616,749    1,021,837,176  1,033,453,925
   units) at January 31, 2009
Addition of 7,498.297 units on               0        10,270,443     10,270,443
   February 1, 2009
Redemption of 5,184.825 units on            (0)       (7,250,822)    (7,250,822)
   February 28, 2009*
Net Income (Loss) - February 2009       363,171       21,862,499     22,225,670
                                   -------------  --------------  --------------
Net Asset Value at February 28,    $ 11,979,920    1,046,719,296  1,058,699,216
   2009                            =============  ==============  ==============
Net Asset Value per Unit at
February 28, 2009 (757,043.430
units inclusive of 221.348
additional units.)                                $    1,398.47

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $   4,727,783     13,255,015

      Change in unrealized gain (loss) on open       29,046,805     26,399,142
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.     (1,280,135)    (3,260,814)
         Treasury obligations


   Interest income                                    1,229,675      2,773,948

   Foreign exchange gain (loss) on margin              (691,061)      (783,994)
      deposits
                                                  --------------  -------------
Total: Income                                        33,033,067     38,383,297

Expenses:
   Brokerage commissions                              5,973,490     11,773,196

   20.0% New Trading Profit Share                     4,597,713      4,597,713

   Custody Fees                                               0              0

   Administrative expense                               236,194        471,892
                                                 ---------------  -------------
Total: Expenses                                      10,807,397     16,842,801

                                                  $  22,225,670     21,540,496

Net Income (Loss) - February 2009
* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                     March 5, 2009


Dear Investor:

Global Macro Trust ("GMT") was up 2.10% for February, 2009. Year-to-date the Trust is up 2.0%.

Stock index futures trading made the greatest contribution to February's profit. Agricultural commodities, energy and currencies were also profitable, metals were narrowly unprofitable, and interest rate futures trading was flat.

February was another horrendous month for equities and most global markets suffered significant losses. An important part of our risk control methodology is to attempt to maintain the portfolio's volatility within a targeted range, and one of the key mechanisms is to increase position size in low volatility environments and decrease position size in high volatility environments. The current equity market environment remains volatile and restrains, to some extent, the Trust's equity index futures positions. Since the trend is down, the positions are short. Profits were generated in eight European and four U.S. indices as well as indices in Japan, Korea, Singapore, Canada, Australia and South Africa. Short index positions in China, Hong Kong, Taiwan, and India were flat.

Commodities, with the exception of precious metals, were generally weak in February. In the agricultural sector, short positions were profitable in soybeans, soybean meal and oil, corn, wheat, cocoa, cotton, arabica coffee and live hogs. Energy prices did not make dramatic moves, but short positions in heating oil, London gas oil and natural gas were profitable. Short positions in crude oil and Tokyo gasoline and kerosene were flat. In the metals, small losses on short positions in gold, platinum, zinc and copper outweighed small profits on a long position in silver and short positions in lead and nickel.

The U.S. dollar did not move much against most currencies but profits were generated from long dollar positions versus the Mexican peso, Korean won, Singapore dollar, Indian rupee and Canadian dollar.

Interest rate futures trading was flat. Profits from long positions in German instruments of various durations were offset by losses on long positions in Australian instruments of various durations and British short-term rates.

The trust of our investors is something that we do not take for granted and it has been disturbing to us to read about the number of frauds that have been uncovered recently in the business of money management. While the problems arose because of dishonest individuals, we believe that they were allowed to proliferate because of a lack of independence between the manager and its service providers particularly auditors, brokers and custodians. Note that the Trust engages a big four accounting firm for the audit of its financial statements which is independent of Millburn and the Trust. One hundred percent of the assets of the Trust are held with custodians, banks and brokers not affiliated with Millburn or the Trust. Currently, approximately 79% of these assets are held at HSBC Bank USA, N.A. in a custody account consisting of U.S. Treasury securities and the other 21% are held among the following entities:
Dreyfus Treasury Prime Cash Management (holding full faith and credit U.S. securities); First Republic Bank, a division of Merrill Lynch Bank & Trust Company, FSB; the Trust's futures broker/dealers: Deutsche Bank Securities Inc., Merrill Lynch, Pierce Fenner & Smith Incorporated, and Newedge USA, LLC (joint venture of Societe Generale and Calyon); and the Trust's prime brokers for currency trading Deutsche Bank AG and Morgan Stanley & Co. Incorporated. The custody of the Trust's assets is a priority and we will remain diligent in seeing that the Trust's assets are properly safeguarded.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman